(a)   *HW 3/5/03*



03013836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

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SEC FILE NUMBER

8- 46669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/02_____ AND ENDING__12/31/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage ~~Services~~, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__200 Galleria Parkway, Suite 1740_____
                                          (No. and Street)

__Atlanta_____ __GA_____ __30339_____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Bela Kovacs_____ __(770) 953-0090_____
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Pechter & Associates, P.C._____
                                 (Name – if individual, state last, first, middle name)

__200 Galleria Parkway, Suite 880 Atlanta, Georgia 30339_____
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

(b)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS

Cash	$ 1,177
Due from related corporation	476,198
Benefit from net operating loss	5,687
Deposit	25,000
	508,062

PROPERTY, PLANT & EQUIPMENT

Equipment	17,467
Furniture and fixtures	18,102
	35,569
Accumulated depreciation	(35,569)
	0
	$ 508,062

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY

Common stock, no-par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 500
Additional paid-in capital	20,500
Retained earnings	487,062
	508,062
	$ 508,062

See auditor's report.

(c)
SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2002

REVENUE	
Commission income	$ 37,460
EXPENSE	
Bank charges	120
Commissions	16,525
Dues and subscriptions	2,515
Exchange fees	1,659
Insurance	881
Interest expense	30
Online fees	32,887
Office expenses	21
Miscellaneous	3,777
Postage	150
Professional fees	7,575
Registration fees	25
Total expenses	66,165
Net income before taxes	(28,705)
BENEFIT FROM NET OPERATING LOSS CARRYFORWARD	
Federal	4,062
State	1,625
	5,687
Net Income	$ (23,018)

See auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 37,460
Cash paid to representatives and suppliers	(66,165)
Income taxes paid	(7,514)
Net cash (used in) operating activities	(36,219)
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Receipts from related parties	31,864
Net cash provided by financing activities	31,864
Net decrease in cash	(4,355)
Cash, beginning	5,532
Cash, ending	$ 1,177
RECONCILIATION OF NET LOSS TO NET CASH (USED IN) OPERATING ACTIVITIES:	
Net loss	$ (23,018)
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
(Increase) in benefit from net operating loss	(5,687)
(Decrease) in income taxes payable	(7,514)
Total adjustments	(13,201)
NET CASH (USED IN) OPERATING ACTIVITIES	$ (36,219)

See accompanying notes and auditor's report.

(e)
SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2002	$ 500	$ 20,500	$ 510,080
Net loss	0	0	(23,018)
Balance at December 31, 2002	$ 500	$ 20,500	$ 487,062

See auditor's report.

(f)
SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at December 31, 2001 $ - -

Payment of subordinated liability   - -

Subordinated liabilities at December 31, 2002 $ - -

See auditor's report.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and
Exchange Act of 1934
As of December 31, 2002

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
See Auditor's Report

NET CAPITAL
  Total stockholder's equity $ 508,062

  Total stockholder's equity qualified for net capital   508,062

Deduct: Non-allowable assets   481,885

  Net capital before haircuts on securities positions   26,177
    Haircuts on securities
    C. Trading and investment securities:
      4. Other securities   – –

  Net capital $ 26,177

AGGREGATE INDEBTEDNESS

    Total aggregate indebtedness $ – –

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

  Minimum net capital required (based on aggregate
    Indebtedness) $ – –

  Minimum net capital required $ 5,000

  Excess net capital at 1500% $ 26,177
  Excess net capital at 1000% $ 21,177

  Ratio: Aggregate indebtedness to net capital   0.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
  in Part II of Form X-17A-5 as of December 31, 2002
  Net capital, as reported in Company's Part II
    FOCUS report $ 26,150

  Net audit adjustments   (27)
  Net capital from above $ 26,177

(h)
SCHEDULE II

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2002.

(i)
SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2002.

(j)
SCHEDULE I (cont'd)

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
See Auditor's Report

The difference between the Company's net capital computation and the audited net capital computations was from the benefit of Federal and State net operating loss carryforward of $5,687, and a posting of a rounding adjustment of $4.

(k)
SECURITY CAPITAL BROKERAGE, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL
CONDITIONS WITH RESPECT TO CONSOLIDATION
December 31, 2002
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2002.


(L)

OATH OR AFFIRMATION


I, ___Lynn Blake_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Security Capital Brokerage, Inc._____ , as
of ___February 17_____ , 20 03 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

Notary Public, Fulton County, Georgia
My Commission Expires July 2, 2003.

_____
Signature

___President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECHTER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 Galleria Parkway, Suite 880
Atlanta, Georgia 30339

(770) 850-8808   Fax (770) 850-8901

(m)

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13,(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

February 10, 2003

(n)
SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF MATERIAL INADEQUACIES FOUND SINCE DATE OF
PREVIOUS AUDIT
December 31, 2002
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2002.